NO ACT

PE
1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041749

March 12, 2008

Francis C. Marinelli
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2008

Re: ITT Corporation
Incoming letter dated January 10, 2008

Dear Mr. Marinelli:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposals submitted to ITT by the Board of Pensions of The Presbyterian Church (USA), the Dominican Sisters of Hope, the Domestic and Foreign Missionary Society of the Episcopal Church, and the Church Pension Fund. We also have received a letter on the proponents' behalf dated January 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2661

E-MAIL ADDRESS
FMARINELLI@STBLAW.COM

VIA OVERNIGHT MAIL

January 10, 2008

Re: ITT Corporation – Proposal Submitted by the Presbyterian Church (USA),The Dominican Sisters of Hope, the Domestic and Foreign Missionary Society of the Episcopal Church and the Church Pension Fund

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise ITT Corporation (the "Company") that it will not recommend any enforcement action to the Commission if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2008 annual meeting of stockholders (the "Proxy Materials") the virtually identical shareholder proposal (the "Proposal") it has received from each of the Presbyterian Church (USA), the Dominican Sisters of Hope, the Domestic and Foreign Missionary Society of the Episcopal Church and the Church Pension Fund (collectively, the "Proponents").

The Proposal provides that the stockholders of the Company request that the Board of Directors of the Company provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of the foreign sales of military and weapons-related products and services by the Company (identified by its former name).

The Company intends to omit the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal since adequate information regarding the Company's foreign sales of military and weapons-related products and services is already made publicly available by the Company, (ii) pursuant to Rule 14a-8(i)(7) because, to the extent that the Company has not already substantially implemented the Proposal, the Proposal deals with a matter relating to the Company's ordinary business operations and (iii) pursuant to Rule 14a-8(i)(5) because the Proposal relates to operations that account for less than 5% of the Company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the Company's business.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we are enclosing six copies of each of this letter, the Proposal and related correspondence (Exhibit A). By copy of this letter, the Company hereby notifies the Proponents as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Grounds for Omission

The Company has substantially implemented the Proposal since adequate information regarding the Company's foreign sales of military and weapons-related products and services is already made publicly available by the Company, and the Proposal may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a proposal if "the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). Under Staff precedent, it is well-established that a company need not be compliant with every element of a proposal as presented by the proponent for the proposal to be excludable under Rule 14a-8(i)(10). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (March 28, 1991).

The Company believes that producing the report requested by the Proposal is unnecessary because sufficient information is publicly available. The Company's foreign military sales are a matter of public record through U.S. government-provided information or the news media. The Department of Defense (foreign military sales) and Department of State (direct commercial sales) provide notification of such sales to Congress and the media. Furthermore, pursuant to 15 C.F.R. Part 701, Offsets in Military Exports, under the Defense Production Act of 1950, the Company already provides offset agreement data to the Department of Commerce Bureau of Industry and Security for its *Offsets in Defense Trade Report* (see, e.g., the January 2007 11th edition), which is publicly available and required pursuant to Section 309 of the Defense Production Act of 1950 (50 U.S.C. § 2099). Sources of publicly available information on the Company's military sales include the website of the Defense Security Cooperation Agency at www.dsca.mil, which lists public notices to Congress of proposed major foreign military sales under Section 36(b) of the Arms Export Control Act (which are also published in the Federal Register), as well as announcements of foreign military sales contracts, and the website of the Federation of

American Scientists at www.fas.org, which also provides information on such public notices and other information regarding foreign military sales and direct commercial sales.

In addition, the Company's Annual Reports to shareholders, its periodic reports on Forms 10-K and 10-Q, and its corporate website www.itt.com provide extensive information concerning the Company's military products and services. As of April 2007, the Company's 2006 Global Citizenship Report" contains detailed information on pages 4 to 5 about the Company's global presence with 33,500 employees working in more that 50 countries and "The Company Profile" on pages 6 to 7 indicates that the defense business in its entirety accounts for 47% of the Company's fiscal 2006 revenue. Part I of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Commission on February 28, 2007 (the "2006 Form 10-K") describes in detail the Company's Defense Electronics & Services segment and its sales and revenues statistics on pages 2 to 10, and Note 24 to the Company's consolidated financial statements on page F-39 of the 2006 Form 10-K breaks down sales to Western Europe, Asia Pacific and the United States.

The Company also provides extensive information regarding the ITT Defense Electronics & Services business segment on a separate standalone website www.defense.itt.com. The website divides the Defense Electronics & Services segments into quadrants: "Communications," "Sensing & Surveillance," "Space" and "Advanced Engineering Services." The quadrants have been further divided into various sub-categories covering the entire spectrum of the Defense Electronics & Services products and services. Each sub-category within a quadrant contains detailed information on the specific products sold and services offered in the sub-category.

The Company believes this disclosure provides the Company's shareholders with more than adequate information concerning the Company's processes, procedures, criteria and statistics regarding foreign sales of military and weapons-related products and services.

For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10).

To the extent that the Company has not already substantially implemented the Proposal, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7) because, while it may relate to significant social policies recognized by the Staff in the past, it seeks to "micro-manage" the Company with a request for intricate detail that would intrude unduly on the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with a matter relating to the company's ordinary business operations. The fact that the Proposal only calls for a review and report on ordinary business operational matters does not protect the Proposal from being omitted from the Proxy Materials under Rule 14a-8(i)(7). In

Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission indicated that where a proposal requests a registrant to prepare a report on or form a committee to study a segment of its business, the Staff would "consider whether the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(i)(7)."

In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. The Commission stated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. While the Commission also stated that certain proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote, according to the 1998 Release even such social policy issue proposals may be excluded under Rule 14a-8(i)(7) depending on the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. See the 1998 Release.

While foreign sales of military and weapons-related products and services is clearly a matter relating to the ordinary business operations of the Company, we recognize the Staff has on at least one occasion failed to concur with a previous no-action request to exclude a proposal requesting a report on foreign military sales under Rule 14a-8(i)(7) on the basis that the proposal raised significant social policy issues. See *General Dynamics Corporation* (March 4, 1991). However, it is important to note that the issuer in *General Dynamics Corporation* did not address the "micro-management" consideration. Both the Commission and the Staff have clearly indicated that even if a proposal raises significant social policy issues, it may still be excludable if it seeks to "micro-manage" the company and intrudes unduly on a company's "ordinary business" operations by virtue of the level of detail sought or the imposition of specific time-frames or methods for implementing complex policies. See, e.g., Exchange Act Release No. 34-39093 (Sept. 19, 1997); *Capital Cities/ABC, Inc.* (Apr. 4, 1991) (proposal requested detailed information on the composition of the company's workforce and other matters); *PetSmart, Inc.* (Apr. 14, 2006) (proposal requested a report to shareholders based on the findings from company sponsored studies); *Walt Disney Company* (Nov. 30, 2007) (proposal requested a report on steps taken by company to avoid portraying negative or discriminatory stereotypes). See also, e.g. , *Roosevelt v. Dupont*, 958 F.2d 416, 427 (D.C. Cir. 1992) (proposal sought to impose earlier timetable for cessation of CFC production).

In *Capital Cities/ABC, Inc.*, the shareholder requested a proposal setting forth, (1) a breakdown by race and sex of all employees in each of nine major job categories, as defined by the Equal Employment Opportunity Commission, for 1988, 1989 and 1990; (2) a summary of affirmative action programs and timetables to implement these programs, and a description of major problems in meeting the goals of these programs, at the company's ABC Television Network; (3) a description of the actions taken with the producers of television programming to increase the number of female and ethnic minority writers, producers and directors; and (4) a description of the actions taken with the producers of television programming to ensure that the content of those programs is responsive to the concerns of women and minorities. The Staff originally concluded that the proposal was not excludable under Rule 14a-8(c)(7) (the prior citation for the exclusion now found in Rule 14a-8(i)(7)) because, in the Staff's view, questions with respect to affirmative action involved policy decisions beyond those personnel matters that constitute a company's ordinary business operations. *Capital Cities/ABC, Inc.* (March 7, 1991). However, Capital Cities/ABC, Inc. appealed the Staff's decision directly to the Commission and in an April 11, 1991 letter the Commission reversed the Staff's decision and determined that the proposal could be omitted in reliance on Rule 14a-8(c)(7) since it appeared to deal with matters relating to the conduct of the company's ordinary business operations because it requested detailed information on the composition of the company's work force, employment practices and policies, and selection of program content.

Therefore, while the Staff has previously determined that one proposal dealing with foreign military sales may have involved significant policy considerations, we believe that this Proposal falls squarely within the ambit of the ordinary business exclusion in that, similar to the report requested in *Capital Cities/ABC, Inc.*, the Proposal seeks to "micro-manage" the fundamental day-to-day operations of the Company and would unduly burden the Company with respect to the level of detail sought and time-frame imposed. As in *Capital Cities/ABC, Inc.*, the Proposal requests that the Company provide shareholders with extremely detailed information regarding (1) processes used to determine and promote foreign sales; (2) criteria for choosing countries with which to do business; (3) a description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and (4) the percentage of sales for each category; and (5) for the past three years, (a) categories of military equipment or components, including dual use items, exported with as much statistical information as possible; (b) categories of contracts for servicing/maintaining equipment; (c) offset agreements for the past three years; and (d) licensing and/or co-production with foreign governments. In addition, the Proposal seeks to impose a specific time frame (to produce a comprehensive report within six months of the Company's 2008 annual meeting), which contravenes the intent of the rule. See the 1998 Release.

The Company believes that the level of detail required to be compiled by the Proposal does not serve a productive purpose as the information provided would be of a specialized and technical nature. Further, such information could not accurately describe the decision making process of the management and would impinge upon their ability to manage the affairs of the Company, which is ultimately not in the interests of the Company or the shareholders themselves.

Accordingly, because the Proposal seeks to micro-manage the Company's business by seeking a report with a level of detail that would unduly burden the Company's ordinary operations, we believe the precedents cited above support our conclusion that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(5) because it relates to operations that account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business.

Rule 14a-8(i)(5) permits the omission of a proposal that relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of the its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

As indicated under the caption "Geographic Markets" on page 7 of the 2006 Form 10-K, foreign customers accounted for approximately 7% of fiscal 2006 sales and revenues for the Company's Defense Electronics & Services segment and, as indicated in the table on page 2 and in footnote 24 to the Company's consolidated financial statements on page F-39 of the 2006 Form 10-K, the Company's Defense Electronics & Services segment as a whole accounted for approximately 47% of the Company's sales and revenues in fiscal 2006. Therefore, sales and revenue with respect to foreign customers accounted for less than 3.3% of the Company's sales and revenues for fiscal 2006, which is well below the 5% threshold set forth under Rule 14a-8(i)(5). In order to reach the 5% threshold the Company would have needed an approximately 50% increase in foreign military sales over its actual fiscal 2006 sales and revenues.

The majority of the products sold in foreign military sales are produced in the same facilities as those which manufacture similar products for sales to the U.S. armed forces, so a complete allocation of the Company's assets that are dedicated to foreign military sales is not possible. However, as indicated in footnote 24 to the Company's consolidated financial statements on page F-38 of the 2006 Form 10-K, the Company's Defense Electronics & Services segment as a whole had total assets as of the end of fiscal 2006 of approximately $ 2.08 billion, which represented approximately 28% of the Company's total assets of approximately $ 7.43 billion on a consolidated basis; and, since foreign customers accounted for only approximately 7% of fiscal 2006 sales and revenues for the Defense Electronics & Services segment, the total assets relating to foreign military sales was well below the 5% threshold set forth under Rule 14a-8(i)(5).

Similarly, while the Company does not publish net income allocable to foreign military sales or even to Company's Defense Electronics & Services segment as a whole, as indicated in footnote 24 to the Company's consolidated financial statements on page F-38 of the 2006 Form 10-K, the Company's Defense Electronics & Services segment as a whole had segment operating income in fiscal 2006 of approximately $ 404 million, which represented approximately 50% of the Company's total operating income of approximately $ 801 million on a consolidated basis; and, since foreign customers accounted for only approximately 7% of fiscal 2006 sales and revenues for the Defense Electronics &

Services segment, operating income relating to foreign military sales was well below the 5% threshold set forth under Rule 14a-8(i)(5) for net income.

In addition to not meeting the 5% thresholds contained Rule 14a-8(i)(5), the Proposal is also not otherwise significantly related to the Company's business. As indicated on page 5 and in footnote 24 to the Company's consolidated financial statements on page F-39 of the 2006 Form 10-K, approximately 89% of the sales by the Company's Defense Electronics & Services segment were directly to the U.S. government.

Accordingly, since the Proposal does not meet the required 5% thresholds and is not otherwise significantly related to the Company's business, we believe that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(5).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 455-2661.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Francis C. Marinelli

Enclosures

cc: Rev. William Somplatsky-Jarman, Presbyterian Church (USA)
Valerie Heinonen, o.s.u., Dominican Sisters of Hope
Harry Van Buren, Domestic and Foreign Missionary Society of the Episcopal Church and Church Pension Fund

Kathleen Stolar, ITT Corporation
Gary L. Sellers, Simpson Thacher & Bartlett LLP

RECEIVED
NOV 2 0 2007
K.S. STOLAR

GENERAL ASSEMBLY COUNCIL
PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

SEC
Mail Processing
Section
JAN 1 1 2008
Washington, DC
100

November 19, 2007

Ms. Kathleen S. Stolar
Vice President, Secretary and Associate Counsel
ITT Corporation
Four West Red Oak Lane
White Plains, NY 10604

RE: SHAREHOLDER PROPOSAL ON FOREIGN MILITARY SALES

Dear Ms. Stolar:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. We have been concerned about sales of military equipment to foreign countries, particularly those with human rights challenges, and have supported resolutions requesting a report to shareholders on such sales.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 54 shares of ITT Corporation common stock. The enclosed shareholder proposal, along with its supporting statement, is being submitted for consideration and action at your 2008 Annual Meeting. In brief, the proposal requests ITT Corporation to provide shareholders with a report on ITT Corporation's foreign military sales.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held ITT Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. It is the Board's intent to maintain ownership of ITT Corporation stock through the date of the 2008 Annual Meeting. We will have a representative present at the Annual Meeting to present the resolution.

As one of the world's largest corporations involved in producing and selling military equipment, ITT Corporation should be an industry leader in transparency to its shareholders about such sales. This would assist shareholders in evaluating these sales, and their potential impact on the company.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

Letter to Ms. Kathleen S. Stolar
November 19, 2007
Page Two

As we have in the past, we are quite willing to meet with the appropriate members of ITT's management to discuss the issues raised by the resolution. This has frequently led to greater understanding and awareness for both the shareholders and the company. Should you desire to engage in such a dialogue, I will be pleased to coordinate participation by the shareholders.

We look forward to hearing from you.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Foreign Military Sales
Verification of Ownership

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Susan Andrews, Executive Presbyter
Presbytery of Hudson River

2008 ITT Industries Resolution on Foreign Military Sales

WHEREAS the United States exports weapons and related military services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense articles and emergency drawdowns of weaponry.

The United States government has requested $4.54 billion in Foreign Military Financing for Fiscal Year 2008 including $3.9 billion for the Near East region (the recent 10-year agreement to increase military aid to Israel and proposed sales to Saudi Arabia may increase that amount).

In a number of recent United States combat engagements (e.g., the first Gulf War, Somalia, Afghanistan and Iraq), our troops faced adversaries who had previously received U.S. weapons or military technology.

In the United States government's Fiscal Year 2006, ITT Industries was ranked the 18th largest Department of Defense contractor with $1.746 billion in contracts. (*Government Executive*, August 15, 2007)

On March 27, 2007, our company announced that it would pay a $50 million fine and plead guilty to two violations of the International Traffic in Arms Regulations (ITAR), one for improper handling of sensitive documents, and one for making misleading statements to the State Department's Directorate of Defense Trade Controls (DDTC).

RESOLVED: Shareholders request that the Board of Directors provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT Industries' foreign sales of military and weapons-related products and services.

SUPPORTING STATEMENT

We believe with the American Red Cross that the "greater the availability of arms, the greater the violations of human rights and international humanitarian law."

Global security is security of all people. Weapons sold to one country at a certain time subsequently can become a threat to our own security, as we have seen several times in our recent history.

We also believe that this report will assist shareholders in assessing the effectiveness of newly instituted company procedures to prevent further violations of ITAR.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;

3. A description of procedures used to negotiate foreign arms' sales, government-to-government and direct commercial sales and the percentage of sales for each category; and
4. For the past three years, categories of military equipment or components, including dual use items, exported with as much statistical information as possible; categories of contracts for servicing/maintaining equipment; offset agreements for the past three years; and licensing and/or co-production with foreign governments.

We urge you to vote in favor of this reasonable resolution.

Dominican Sisters of Hope

RECEIVED
DEC - 5 2007
ITT CORPORATION

November 30, 2007

Steven R. Loranger, Chair, President and CEO
ITT Corporation
4 West Red Oak Lane
White Plains, NY 10604

Dear Mr. Loranger:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which asks that that the Board of Directors report on ITT Industries' foreign sales of military and weapons-related products and services, for inclusion in the proxy statement of the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Dominican Sisters of Hope is co-sponsoring the resolution with the Presbyterian Church U.S.A. and others associated with the Interfaith Center on Corporate Responsibility.

We are joining with the Presbyterian Church and other socially responsible investors in filing this resolution because we believe there must be transparency and accountability from DOD contractors. The current publicity and allegations of questionable behavior by some contractors serves neither industry nor investors well.

The Dominican Sisters of Hope is the beneficial owner of 1,800 shares of ITT stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY NY 10009
Phone/fax 212 674 2542

2008 ITT Industries Resolution on Foreign Military Sales

WHEREAS the United States exports weapons and related military services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense articles and emergency drawdowns of weaponry.

The United States administration has requested $4.54 billion in Foreign Military Financing for Fiscal Year 2008 including $3.9 billion for the Near East region (the recent 10-year agreement to increase military aid to Israel and proposed sales to Saudi Arabia may increase that amount).

In a number of recent United States combat engagements (e.g., the first Gulf War, Somalia, Afghanistan and Iraq), our troops faced adversaries who had previously received U.S. weapons or military technology.

In Fiscal Year 2006, ITT Industries was ranked at 18th largest Department of Defense contractor with $1.746 billion in contracts. (*Government Executive*, August 15, 2007) *Defense News* ranks our company as the world's 17th largest military contractor with $3.66 billion in defense revenue in 2006.

On March 27, 2007, our company announced that it would pay a $50 million fine and plead guilty to two violations of the International Traffic in Arms Regulations (ITAR), one for improper handling of sensitive documents, and one for making misleading statements.

RESOLVED: Shareholders request that the Board of Directors provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT Industries' foreign sales of military and weapons-related products and services.

SUPPORTING STATEMENT

We believe with the American Red Cross that the "greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. Weapons sold to one country at a certain time can become a threat to our own security, as we have seen several times in our recent history.

We also believe that this report will assist shareholders in assessing the effectiveness of newly instituted company procedures to prevent another incident of violations of ITAR.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. Procedures used to negotiate foreign arms' sales, government-to-government and direct commercial sales and the percentage of sales for each category; and
4. Categories of military equipment or components, include dual use items exported for the past three years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

We urge you to vote in favor of this reasonable resolution.

9-07

THE EPISCOPAL CHURCH

RECEIVED
DEC - 5 2007
ITT CORPORATION

VIA FEDERAL EXPRESS

December 3, 2007

Steven R. Loranger
Chief Executive Officer
ITT Corporation
4 West Red Oak Lane
White Plains, NY 10604

Dear Mr. Loranger:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 6,900 shares of ITT Corporation common stock (held for the Society by The Bank of New York/BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to foreign military sales, which we believe have significant social and ethical implications.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's Board of Directors provide within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT's foreign sales of military and weapons-related products and services, for consideration at the 2008 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in ITT Corporation shares for the past year, and will hold at $2,000 in such shares through the 2008 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant of the Society's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

2008 ITT Industries Resolution on Foreign Military Sales

WHEREAS the United States exports weapons and related military services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense articles and emergency drawdowns of weaponry.

The United States government has requested $4.54 billion in Foreign Military Financing for Fiscal Year 2008 including $3.9 billion for the Near East region (the recent 10-year agreement to increase military aid to Israel and proposed sales to Saudi Arabia may increase that amount).

In a number of recent United States combat engagements (e.g., the first Gulf War, Somalia, Afghanistan and Iraq), our troops faced adversaries who had previously received U.S. weapons or military technology.

In the United States government's Fiscal Year 2006, ITT Industries was ranked the 18th largest Department of Defense contractor with $1.746 billion in contracts. (*Government Executive*, August 15, 2007)

On March 27, 2007, our company announced that it would pay a $50 million fine and plead guilty to two violations of the International Traffic in Arms Regulations (ITAR), one for improper handling of sensitive documents, and one for making misleading statements to the State Department's Directorate of Defense Trade Controls (DDTC).

RESOLVED: Shareholders request that the Board of Directors provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT Industries' foreign sales of military and weapons-related products and services.

SUPPORTING STATEMENT

We believe with the American Red Cross that the "greater the availability of arms, the greater the violations of human rights and international humanitarian law."

Global security is security of all people. Weapons sold to one country at a certain time subsequently can become a threat to our own security, as we have seen several times in our recent history.

We also believe that this report will assist shareholders in assessing the effectiveness of newly instituted company procedures to prevent further violations of ITAR.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms' sales, government-to-government and direct commercial sales and the percentage of sales for each category; and
4. For the past three years, categories of military equipment or components, including dual use items exported, with as much statistical information as possible; categories of contracts for servicing/maintaining equipment; offset agreements for the past three years; and licensing and/or co-production with foreign governments.

We urge you to vote in favor of this reasonable resolution.

CHURCH PENSION GROUP
Serving the Episcopal Church and Its People

Barton T. Jones, Esq.
Senior Vice President
General Counsel & Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

RECEIVED
DEC - 5 2007
ITT CORPORATION

VIA FEDERAL EXPRESS

December 4, 2007

Steven R. Loranger
Chief Executive Officer
ITT Corporation
4 West Red Oak Lane
White Plains, NY 10604

Dear Mr. Loranger:

The Church Pension Fund ("Fund") is the beneficial owner of 11,500 shares of ITT Corporation ("Company") common stock (held as of December 3, 2007 for the Fund by Northern Trust Company). The Fund is an official agency of the Episcopal Church.

The Episcopal Church and the Fund have long been concerned not only with the financial return on their investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. The Episcopal Church and the Fund are especially concerned about issues related to foreign military sales, which they believe have significant social and ethical implications.

To this end, the Fund hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the Company's Board of Directors provide within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of the Company's foreign sales of military and weapons-related products and services, for consideration at the 2008 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Church has held at least $2,000 in ITT Corporation shares for the past year, and will hold at $2,000 in such shares through the 2008 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church and the Fund to withdraw the proposal.

Harry Van Buren, Staff Consultant of the Fund's Social and Fiduciary Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones

2008 ITT Industries Resolution on Foreign Military Sales

WHEREAS the United States exports weapons and related military services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense articles and emergency draw downs of weaponry.

The United States government has requested $4.54 billion in Foreign Military Financing for Fiscal Year 2008 including $3.9 billion for the Near East region (the recent 10-year agreement to increase military aid to Israel and proposed sales to Saudi Arabia may increase that amount).

In a number of recent United States combat engagements (e.g., the first Gulf War, Somalia, Afghanistan and Iraq), our troops faced adversaries who had previously received U.S. weapons or military technology.

In the United States government's Fiscal Year 2006, ITT Industries was ranked the 18th largest Department of Defense contractor with $1.746 billion in contracts. (*Government Executive*, August 15, 2007)

On March 27, 2007, our company announced that it would pay a $50 million fine and plead guilty to two violations of the International Traffic in Arms Regulations (ITAR), one for improper handling of sensitive documents, and one for making misleading statements to the State Department's Directorate of Defense Trade Controls (DDTC).

RESOLVED: Shareholders request that the Board of Directors provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT Industries' foreign sales of military and weapons-related products and services.

SUPPORTING STATEMENT

We believe with the American Red Cross that the "greater the availability of arms, the greater the violations of human rights and international humanitarian law."

Global security is security of all people. Weapons sold to one country at a certain time subsequently can become a threat to our own security, as we have seen several times in our recent history.

We also believe that this report will assist shareholders in assessing the effectiveness of newly instituted company procedures to prevent further violations of ITAR.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms' sales, government-to-government and direct commercial sales and the percentage of sales for each category; and
4. For the past three years, categories of military equipment or components, including dual use items exported, with as much statistical information as possible; categories of contracts for servicing/maintaining equipment; offset agreements for the past three years; and licensing and/or co-production with foreign governments.

We urge you to vote in favor of this reasonable resolution.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to ITT Corporation

Dear Sir/Madam:

I have been asked by the Presbyterian Church (U.S.A.), the Domestic and Foreign Missionary Society of the Episcopal Church, the Church Pension Fund and the Dominican Sisters of Hope (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of ITT Corporation (hereinafter referred to either as "ITT" or the Company"), and who have jointly submitted a shareholder proposal to ITT, to respond to the letter dated January 10, 2008, sent to the Securities & Exchange Commission by Simpson Thacher & Bartlett LLP on behalf of the Company, in which ITT contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(5), 14a8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in ITT's year 2008 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests ITT to provide to its shareholders a report on the Company's "foreign sales of military and weapons related products and services".

RULE 14a-8(i)(7)

The Company concedes that "on at least one occasion" the Staff has held that a shareholder "proposal requesting a report on foreign military sales raises significant social policy issues. See *General Dynamics Corporation* (March 4, 1991)." (See second paragraph of the Company's letter.) The Company's phraseology understates the true facts. Indeed, that position of the Staff has been consistently applied over a period of at least a quarter of a century, most recently in 2001. See *Textron, Inc.* (March 1, 1977); *Lockheed Martin Corporation* (January 31, 2001).

The Company does not undertake any futile attempt to try to establish that the Staff's reasoning on the matter is incorrect. Instead, ITT claims that the Proponent's shareholder proposal "micro-manages" in that it requests too much detail. In support of this erroneous position, the Company relies on two prongs for its argument.

The first prong of the Company's "micro-managing" argument appears to be that the *General Dynamics* letter was sent by the Staff before the Commission's "micro-managing" position was made explicit in Release 34-40018 (May 21, 1998). This argument is fatally flawed since the Staff's position on upholding foreign military sales has remained unchanged subsequent to the issuance of the Release. Thus in the *Lockheed Martin* letter, the shareholder proposal requested the registrant to "disclose all significant promises (including technology transfers) made to foreign governments or foreign firms in connection with foreign military sales intended to offset their U.S. Dollar cost of weapons purchased by foreign nations". Despite the extreme detail requested, the Staff nevertheless rejected the registrant's argument that the proposal could be excluded pursuant to Rule 14a-8(i)(7). Since the Proponents' shareholder proposal, which requests information on "processes", "criteria", "procedures" and sales by "category", rather than requesting information on "all significant promises", does not drill nearly as deeply into the working's of the Company as did the proposal in *General Dynamics*, ITT's micro-managing argument is wholly unpersuasive.

Indeed, on the merits, even without precedent, a request for information on "processes", criteria", "procedures" and sales and contracts by "category" is not a level of detail that would invoke "micro-managing".

The second prong to the Company's argument is based on an analogy to the Staff's decision in *Capital Cities/ABC, Inc.* (April 4, 1991). Indeed, the Company's analysis of this prong comprises the vast bulk of ITT's argument with respect to Rule 14a-8(i)(7). This argument, however, is particularly ill-conceived since the reed on which it rests is not even a weak reed, but rather a faulty one, since the Commission ultimately repudiated that letter. The controversy that commenced with the Staff's grant of a no-action letter to *Capital Cities* eventually led to a rule-making procedure that culminated in Release 34-40018 (May 21, 1998) (cited by the Company in its own letter) (the "Release"). In the meantime, the Federal Court had held that the Staff had erroneously granted a no-action letter with respect to a shareholder proposal which was virtually identical to the Capital Cities proposal, and which had been submitted to Wal-Mart, and granted an injunction compelling Wal-Mart to place the proposal on its proxy statement. Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877 (S.D.N.Y. 1993).

In the Release the Commission repudiated the line of letters that started with *Capital Cities* and were personified by the letters to *Wal-Mart Stores, Inc.* (April 10, 1991, contemporaneously with the Capital Cities no-action letter) and *Cracker Barrel Old Country Stores, Inc.* (October 13, 1992). In addition, with respect to the specific question of micro-managing, the Commission stated:

> Further, in a footnote to the same sentence [of the Proposing Release] citing examples of "micro-management," we included a citation to Capital Cities/ABC, Inc., (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. Some commenters were concerned that the citation might imply that proposals similar to the Capital Cities proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive detail. Such a position, in their view, might offset the impact of reversing the Cracker Barrel position. However, we cited Capital Cities/ABC, Inc. only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in Capital Cities, or similar proposals, would automatically amount to "ordinary business." Those determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

The Staff subsequently refused to apply the "micro-managing" doctrine to shareholder proposals essentially identical to the one involved in Capital Cities. See, e.g., *Citigroup, Inc.* (February 2, 1999)

In short, the subsequent history of resolutions like those in Capital Cities shows that, contrary to the Company's assertion, such resolutions do ***not*** involve micro-managing. Since the Proponents' shareholder proposal is far less intrusive and detailed than the Capital Cities proposal, it does not involve micro managing.

In summary, the Proponents' shareholder proposal raises an important policy issue, as the Staff has previously determined, and does not involve micro-managing.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(5)

In order obtain a no-action letter pursuant to Rule 14a-8(i)(5) the registrant must carry the burden of proof that (a) the shareholder proposal relates to operations that are less than 5% of its (i) total assets; (ii) net earnings and (iii) sales; and (b) that the proposal is "not otherwise significantly related to the company's business".

The Company has failed to establish either proposition (a) or proposition (b),

As to proposition (b), the Company makes no real effort to establish that the Proponents' shareholder proposal is "not otherwise significantly related to the Company's business". This is not surprising, since the standard applied in deciding with a proposal is "otherwise significantly related" is quite similar to the standard under (i)(7) of whether the proposal raises an important policy issue. And, just as with (i)(7), the Staff has held that proposals that deal with foreign military sales are, in fact, "otherwise significantly related" to an issuer's business. *GTE Corporation* (December 12, 1996). The only statement that ITT makes to establish that the proposal is not "otherwise significantly related" is on page 7 to the effect that the 89% foreign military sales are made through the U.S. Government. That statement is a total non-sequitur. That foreign arms sales are made through the U.S. government is contemplated by the first three paragraphs of the Whereas Clause. We fail to see how the statements in its 10-K that the Company has referenced have any probative value whatsoever on the question of whether the Proponents' proposal is "otherwise significantly related" to the Company's business.

With respect to proposition (a), the Company has not provided the Staff with the actual percentage sales involved, it has not provided the Staff with the actual percentage of assets involved and it has not provided the Staff with the actual percentage of net income involved. In each case it has attempted to obfuscate the matter by providing statistics that prove absolutely nothing about the sales, assets or earnings involved in its foreign arms sales.

For example, as to sales, the Company states in its 10-K (as quoted in its letter) that foreign customers accounted for 7% of sales by its *Defense* unit. From this, the Company reasons that since the Defense unit as a whole comprises only 47% of total sales, the foreign military sales cannot exceed 3.3% of total sales. That would be true if all foreign military sales are made by the Defense unit. The Company nowhere so states, and it should be remembered that the shareholder proposal includes "duel-use items". (See item 4 of the suggested contents of the report, at the end of the Proponents' supporting statement.) In the absence of a flat, unambiguous statement as to the actual dollar amount of foreign arms sales made in its most recent fiscal year, the Company has failed to carry its burden of establishing that its foreign arms sales are less than 5% of its total sales.

As to the assets involved in the production of arms for foreign sales, the Company has totally failed to carry its burden of proof. In addition to the same defect as exists with respect to sales, the only conclusion that one can draw from the fact that the assets of the

Defense unit are utilized both for foreign and for domestic sales is that all of the assets in the Defense unit are used for manufacturing arms for sales abroad. Thus, from the Company's own letter, the ineluctable conclusion is that 28% of the Company's assets are the subject of the Proponents' shareholder proposal.

The Company's failure to carry its burden of proof is even more glaring with respect to its contention that foreign arms sales fail to meet the 5% test. The Company has failed to state its actual earnings from foreign military sales. Instead it asks the Proponents and the Staff to *assume* that its profit margins on foreign arms sales are identical to its margins for all other sales in the Defense unit. Nothing in the evidence adduced by ITT would preclude the possibility that all $404,000,000 earned by the Defense unit was attributable to foreign arms sales.

For the foregoing reasons, the Company has failed to establish that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(5).

RULE 14a-8(i)(10)

The Company's argument that it has substantially implemented the Proponents' shareholder proposal is, quite frankly, preposterous.

I.

ITT makes three contentions to back up its claim that it has substantially implemented the proposal.

A.

The first is that the Departments of Defense and State must notify Congress and make available to the media information about certain sales and that the Department of Commerce publishes a book about offsets. (None of which were supplied to the Staff or to the Proponents.) However, such information is not, as a practical matter, available to a shareholder who might wish to obtain the data. How would she/he obtain the data submitted to Congress? Even more pertinent, how would the shareholder even know that any of this data was available so as to undertake a futile search? If the shareholders are totally unaware of the existence of data, or how to access it, or would be unable with any reasonable effort to view such data, as far as they are concerned such data might as well not exist. The existence of data somewhere in the universe, which data is not readily available to shareholders, does not moot a request that the Company prepare a report which will be available to shareholders. *Time Warner Inc.* (February 22, 1996). Therefore, a request that a report be made available to shareholders is not made moot by the existence of the requested data in some government file, and the Staff has consistently so opined. Thus, the Staff has held that the availability from government offices of PAC and other contribution data does not render moot a proposal that the same information about political contributions by the issuer be made available in a report to shareholders. *Mobil Corporation* (February 9, 1989) In that letter the Staff stated: "In the absence of a representation that the Company prepares and makes available to its shareholders a report containing all of the information required by the proposal, this Division does not believe that the proposal may be deemed to be 'substantially implemented'." **Accord,** *American Express Company* (January 23, 1989); *General Electric Company* (January 30, 1989); *Bank America Corporation* (February 27, 1989). Similarly, the availability of such information in government files does not render moot a proposal that such information be published in newspapers. *International Business Machines Corporation* (March 7, 1988); *Citicorp* (Feb. 21, 1985). If a proposal is not moot when shareholders have the opportunity to obtain that information because it is publicly available *a fortiori*, a proposal is not moot when shareholders cannot either know of the existence of the information or how to obtain it.

Secondly, the Company assets that the hard data requested can be found at two sites on the internet. The first web site is www.dsca.mil. The undersigned accessed that site on January 26, 2008 and entered a search request for "ITT". The result was an unorganized list of various contract awards mixed in with other matters. The first item listed was a contract award from 2 ½ years ago, and the second item was a repeat of the first. The third item was a contract award from 2002 and the fourth was a repeat of the third. The fifth item listed is a blank form for use to request modification of contracts. The undersigned, as would any rational shareholder searching for information about foreign military sales by ITT, then abandoned the search for information at this web site.

The first of the items at www.dsca.mil *is reproduced, in its entirety, below:*

Security Cooperation News -- 12 August 2005

U.S. AIR FORCE

(Defenselink – 12 August 2005) ITT Avionics, Clifton, N.J., is being awarded a $6,412,222 firm fixed price, time and materials contract modification. This requirement is for the Foreign Military Sale of ALQ-211 (V)4 Advanced Integrated Defense Electronic Warfare System spares to the Countries of Chile and Oman. This Electronic Warfare System is used on F-16 aircraft. Total funds have been obligated. This work will be complete by June 2008. Solicitation began November 2003, and negotiations were completed December 2003. The Headquarters Warner Robins Air Logistics Center, Robins Air Force Base, Ga., is the contracting activity (FA8523-02-C-0282-P00010).

Even if the information that is actually contained *somewhere* on this website were to be deem to be responsive to (at least a part) of the Proponents' request for data, it is not in the usable form that a *report* would be. Indeed, a shareholder searching the website for data about ITT's contracts would never know when it was safe to cease searching because all available data on contracts had been found. Furthermore, the information here obtained would only be partially responsive to the Proponents' request for hard data since the searcher of the web site would apparently have learned nothing about, e.g., duel use items, offsets or license grants.

The second web site referenced, www.fas.org is, unbelievably, even less helpful to the diligent searcher for information about ITT's foreign military sales. Again, at the web site the undersigned enter "ITT" in the search function. The first item that comes up is attached as Exhibit A to this letter. The remainder of the items listed on the first page of the search results appear to be similar, but the undersigned did not access any of them because he assumed that no rational shareholder searching for information about ITT's foreign sales would do so once they had seen the first item turned up by the search of the web site that the Company's letter directs one to.

C.

Finally, the third contention made by the Company is that various of its own documents, such as its SEC filings, its websites and its "Global Citizenship Report" provide hard data. That they do, but not the data requested by the Proponents. *Nowhere* in the first two paragraphs on page 3 of the Company's letter is there ANY mention whatever of *foreign military sales.*

II.

There is an additional fatal defect to ITT's contention that the Proponents' shareholder proposal has been substantially implemented. Even if the data made available to Congress etc as described in Section I.A. above, or the information on the websites as described in Section I.B., is deemed to be available to shareholders, and even if the information described by the Company in Section I.C. above is deemed to satisfy a request for data on foreign sales, nevertheless, the shareholder proposal would not be substantially implemented. The proposal requests a "comprehensive" report on foreign military sales. What is meant by "comprehensive" is spelled out in the final substantive paragraph of the supporting statement. There, four requests are made. The first three request information about "processes", "criteria" and "procedures". Thus, three-quarters of the proposal is concerned with the internal decision making process and only one one-quarter with obtaining data. Therefore, even if all of the data requested in the fourth request were to be supplied, the shareholder proposal would not be substantially implemented if these internal procedures are not also described. Nowhere in the materials cited by the Company (whether with respect to Sections A, B or C) are these matters addressed. Since the shareholder proposal is three-quarters concerned with the Company's own decision making process, rather than with hard data, and since the Company has made no attempt whatsoever to describe that decision making process, it would not have substantially implemented the Proponents' shareholder proposal even if it were deemed to have supplied the hard data.

For all of the foregoing reasons, the Company has failed to overcome its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Francis C. Marinelli, Esq.
Rev. William Somplatsky-Jarman
Harry Van Buren
Barton T. Jones, Esq.
Sister Valarie Heinonen
Gary Brouse
Laura Berry

FAS | Intelligence | Programs | Core |||| Index | Search | Donate Membership

EXHIBIT A

Interactive Training Tool (ITT)



The ITT is a computer-based training tool designed for formal classroom or exportable, self-paced, on-the-job training of imagery analysts. The ITT is currently deployed worldwide at 33 Army, Air Force and Joint sites. The courseware, developed for military applications, consists of more than 7,000 images with reference materials on over 1,000 objects relating to radar, optical, and infrared imagery. Three classrooms with 60 workstations have been installed at the U.S. Army Intelligence Training Center at Fort Huachuca, AZ. Students process at their own pace and their progress can be monitored for remediation. The tool facilitates rapid updating of training materials and codifies the knowledge of subject matter experts. Students find the interactive features of ITT both entertaining and stimulating.

Student - Training lessons are based on annotated imagery with multiple choice icons supported by extensive help files in the form of image, graphic, and text-based reference materials. Student ITT system familarization and operation orientation takes about 1 hour. Student progress is recorded for instructor monitoring and evaluation. Testing and preservation of student scores are available for skill qualification and training records.

ITT Instruction - Instructors can set privileges that are different from student privileges. The system permits individuals with instructor privileges to load lessons, monitor activity, and control data access. Imagery and collateral support data sets are input by the instructor. Instructors have the capability to load and store data, slice and manipulate imagery, and build help files. Instructors can monitor student progress and can record the preserved individual student test scores.

Courseware Authoring - Instructors can use ITT workstations and additional computer peripherals to build imagery training courses. Authoring requires no programming experience. Government authoring of courseware is becoming an important method of increasing the available ITT course resources. Support is being negotiated for contractor provided training for courseware authoring. Once a year there will be a one-week course sponsored by ASPO and hosted at the contractor facility. Personnel will be selected to attend based upon their potential to generate ITT courseware that will have utility at all ITT sites.

Sources and Methods

-

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ITT Corporation
Incoming letter dated January 10, 2008

The proposals request that the board of directors provide a comprehensive report on ITT's foreign sales of military and weapons-related products and services, including information specified in the proposals.

We are unable to concur in your view that ITT may exclude the proposals under rule 14a-8(i)(5). Accordingly, we do not believe that ITT may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that ITT may exclude the proposals under rule 14a-8(i)(7). Accordingly, we do not believe that ITT may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ITT may exclude the proposals under rule 14a-8(i)(10). Accordingly, we do not believe that ITT may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END